                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 41)

                     TRANSCONTINENTAL REALTY INVESTORS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   893617-20-9
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Robert A. Waldman
                        1800 Valley View Lane, Suite 300
                               Dallas, Texas 75234
                                 (469) 522-4200
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                December 10, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 893617-20-9
--------------------------------------------------------------------------------

         1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

                  American Realty Trust, Inc., FEI No. 54-0697989

--------------------------------------------------------------------------------

         2)       Check the Appropriate Box if a Member of a Group (See
                  Instructions)

                  (a)
                  (b)

--------------------------------------------------------------------------------

         3)       SEC Use Only

--------------------------------------------------------------------------------

         4)       Source of Funds (See Instructions)      WC

--------------------------------------------------------------------------------

         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

         6)       Citizenship or Place of Organization       Georgia

--------------------------------------------------------------------------------
                  7)       Sole Voting Power            85,400
Number of
Shares Bene-      --------------------------------------------------------------
ficially          8)       Shared Voting Power          -0-
Owned by
Each Report-      --------------------------------------------------------------
ing Person        9)       Sole Dispositive Power       85,400
With
                  --------------------------------------------------------------
                  10)      Shared Dispositive Power     -0-

--------------------------------------------------------------------------------

         11)      Aggregate Amount Beneficially Owned by Each Reporting Person

                  5,070,317
--------------------------------------------------------------------------------

         12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

         13)      Percent of Class Represented by Amount in Row (11)     62.81%

--------------------------------------------------------------------------------

         14)      Type of Reporting Person (See Instructions)        CO

--------------------------------------------------------------------------------

CUSIP No. 893617-20-9

--------------------------------------------------------------------------------

         1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

       Transcontinental Realty Acquisition Corporation, FEI No. 13-4243611

--------------------------------------------------------------------------------

         2)       Check the Appropriate Box if a Member of a Group (See
                  Instructions)

                  (a)
                  (b)

--------------------------------------------------------------------------------

         3)       SEC Use Only

--------------------------------------------------------------------------------

         4)       Source of Funds (See Instructions)        WC

--------------------------------------------------------------------------------

         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

         6)       Citizenship or Place of Organization         Nevada

--------------------------------------------------------------------------------
                  7)       Sole Voting Power            1,213,226

Number of         --------------------------------------------------------------
Shares Bene-      8)       Shared Voting Power          -0-
ficially
Owned by          --------------------------------------------------------------
Each Report-      9)       Sole Dispositive Power       1,213,226
ing Person
With              --------------------------------------------------------------
                  10)      Shared Dispositive Power     -0-

--------------------------------------------------------------------------------

         11) Aggregate Amount Beneficially Owned by Each Reporting Person 1,213,226

--------------------------------------------------------------------------------

         12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

         13)      Percent of Class Represented by Amount in Row (11)     15.03%

--------------------------------------------------------------------------------

         14)      Type of Reporting Person (See Instructions)         CO
--------------------------------------------------------------------------------

CUSIP No. 893617-20-9

--------------------------------------------------------------------------------

         1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

               Basic Capital Management, Inc., FEI No. 75-2261065

--------------------------------------------------------------------------------

         2)       Check the Appropriate Box if a Member of a Group (See
                  Instructions)

                  (a)
                  (b)

--------------------------------------------------------------------------------

         3)       SEC Use Only

--------------------------------------------------------------------------------

         4)       Source of Funds (See Instructions)          WC

--------------------------------------------------------------------------------

         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

         6)       Citizenship or Place of Organization          Nevada

--------------------------------------------------------------------------------
                  7)       Sole Voting Power                202,806

Number of         --------------------------------------------------------------
Shares Bene-      8)       Shared Voting Power              -0-
ficially
Owned by          --------------------------------------------------------------
Each Report-      9)       Sole Dispositive Power           202,806
ing Person
With              --------------------------------------------------------------
                  10)      Shared Dispositive Power         -0-

--------------------------------------------------------------------------------

         11)      Aggregate Amount Beneficially Owned by Each Reporting Person
                  202,806

--------------------------------------------------------------------------------

         12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

         13)      Percent of Class Represented by Amount in Row (11)     2.5%

--------------------------------------------------------------------------------

         14)      Type of Reporting Person (See Instructions)        CO

--------------------------------------------------------------------------------

CUSIP No. 893517-20-9

--------------------------------------------------------------------------------

         1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

           The Gene E. Phillips Children's Trust, I.D. No. 13-6599759

--------------------------------------------------------------------------------

         2)       Check the Appropriate Box if a Member of a Group (See
                  Instructions)
                  (a)
                  (b)

--------------------------------------------------------------------------------

         3)       SEC Use Only

--------------------------------------------------------------------------------

         4)       Source of Funds (See Instructions)         N/A

--------------------------------------------------------------------------------

         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

         6)       Citizenship or Place of Organization             Texas

--------------------------------------------------------------------------------
                  7)       Sole Voting Power             1,827

Number of         --------------------------------------------------------------
Shares Bene-      8)       Shared Voting Power           -0-
ficially
Owned by          --------------------------------------------------------------
Each Report-      9)       Sole Dispositive Power        1,827
ing Person
With              --------------------------------------------------------------
                  10)      Shared Dispositive Power      -0-

--------------------------------------------------------------------------------

         11)      Aggregate Amount Beneficially Owned by Each Reporting Person
                  1,827

--------------------------------------------------------------------------------

         12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

         13)      Percent of Class Represented by Amount in Row (11)     0.0002%

--------------------------------------------------------------------------------

         14)      Type of Reporting Person (See Instructions)         OO

--------------------------------------------------------------------------------

CUSIP No. 893617-20-9

--------------------------------------------------------------------------------

         1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

               American Realty Investors, Inc., FEI No. 75-2847135

--------------------------------------------------------------------------------

         2)       Check the Appropriate Box if a Member of a Group (See
                  Instructions)
                  (a)
                  (b)

--------------------------------------------------------------------------------

         3)       SEC Use Only

--------------------------------------------------------------------------------

         4)       Source of Funds (See Instructions)              WC

--------------------------------------------------------------------------------

         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

         6)       Citizenship or Place of Organization         Nevada

--------------------------------------------------------------------------------
                  7)       Sole Voting Power                  -0-

Number of         --------------------------------------------------------------
Shares Bene-      8)       Shared Voting Power                -0-
ficially
Owned by          --------------------------------------------------------------
Each Report-      9)       Sole Dispositive Power             -0-
ing Person
With              --------------------------------------------------------------
                  10)      Shared Dispositive Power           -0-

--------------------------------------------------------------------------------

         11) Aggregate Amount Beneficially Owned by Each Reporting Person 6,283,543

--------------------------------------------------------------------------------

         12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

         13)      Percent of Class Represented by Amount in Row (11)      77.84%

--------------------------------------------------------------------------------

         14)      Type of Reporting Person (See Instructions)            CO

--------------------------------------------------------------------------------

CUSIP No. 893617-20-9

--------------------------------------------------------------------------------

         1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

                     EQK Holdings, Inc., FEI No. 75-2931679

--------------------------------------------------------------------------------

         2)       Check the Appropriate Box if a Member of a Group (See
                  Instructions)
                  (a)
                  (b)

--------------------------------------------------------------------------------

         3)       SEC Use Only

--------------------------------------------------------------------------------

         4)       Source of Funds (See Instructions)               WC

--------------------------------------------------------------------------------

         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

         6)       Citizenship or Place of Organization            Nevada

--------------------------------------------------------------------------------
                  7)       Sole Voting Power                 4,984,917

Number of         --------------------------------------------------------------
Shares Bene-      8)       Shared Voting Power               -0-
ficially
Owned by          --------------------------------------------------------------
Each Report-      9)       Sole Dispositive Power            4,984,917
ing Person
With              --------------------------------------------------------------
                  10)      Shared Dispositive Power          -0-

--------------------------------------------------------------------------------

         11)      Aggregate Amount Beneficially Owned by Each Reporting Person

                  4,984,917
--------------------------------------------------------------------------------

         12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

         13)      Percent of Class Represented by Amount in Row (11)    61.75%

--------------------------------------------------------------------------------

         14)      Type of Reporting Person (See Instructions)       CO

--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

         This Amendment No. 41 to Statement on Schedule 13D relates to the shares of Common Stock, par value $0.01 per share (the "Shares") of TRANSCONTINENTAL REALTY INVESTORS, INC., a Nevada corporation ("TCI" or the "Issuer") and further amends the original Statement on Schedule 13D as amended by Amendment Nos. 1 through 40 thereof (the "Amended Statement") filed by and on behalf of the "Reporting Persons" described below. The principal executive offices of TCI are located at 1800 Valley View Lane, Suite 300, Dallas, Texas 75234. The CUSIP number of the Shares is 893617-20-9.

         This Amendment No. 41 to Schedule 13D is being filed to reflect an increase in the ownership of Shares by one of the Reporting Persons by more than 1% and to report various changes in the information contained in the Amended Statement.

ITEM 2. IDENTITY AND BACKGROUND

         Item 2 of the Amended Statement is hereby further amended as follows:

         This Amendment is being filed on behalf of American Realty Trust, Inc., a Georgia corporation ("ART"), Basic Capital Management, Inc., a Nevada corporation ("BCM"), The Gene E. Phillips Children's Trust (the "GEP Trust"), American Realty Investors, Inc. a Nevada corporation ("ARL"), EQK Holdings, Inc., a Nevada corporation ("EQK"), and Transcontinental Realty Acquisition Corporation, a Nevada corporation and a wholly-owned subsidiary of ARL ("TCI AcqSub"), each of which have their principal executive offices located at 1800 Valley View Lane, Suite 300, Dallas, Texas 75234. All of ART, BCM, the GEP Trust, ARL, EQK and TCI AcqSub are collectively referred to as the "Reporting Persons." The Reporting Persons may be deemed to constitute a "person" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, because BCM is beneficially owned by a trust for the benefit of Gene E. Phillips' children; until June 30, 2003, BCM served as Advisor to ARL, and Mr. Phillips' son, Ryan T. Phillips, serves as a director of BCM and is a beneficiary of the GEP Trust. EQK is a wholly-owned subsidiary of ART, and ART and TCI AcqSub are each wholly-owned subsidiaries of ARL.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         ART and ARL, respectively, acquired certain additional Shares as described in Item 5(c) below at varying prices. The purchase price for such Shares in the open market was paid for from the working capital of each of the Reporting Persons, and no part of the purchase price was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities. Each of the Reporting Persons have in the past utilized (and may in the future utilize) margin accounts with various brokerage firms, which accounts may, from time to time, have debit balances and include certain of the Shares owned by each. Since other securities are held in such accounts, it is impracticable at any time to determine the amounts, if any, borrowed with respect to any specific securities, and interest costs vary with applicable costs and account balances.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         Item 5 of the Amended Statement is hereby further amended as follows:

         (a) According to the latest information available from the Issuer, as of October 31, 2003, the total number of issued and outstanding Shares was 8,072,594 Shares. As of December 19, 2003, the following Shares were owned directly and beneficially by the Reporting Persons set forth below:

                                                    No. of Shares
                Name                                Owned Directly                 Approximate % Class
          -----------------                         --------------                 -------------------
                ART*                                   5,070,317                           62.81%
                BCM                                      202,806                             2.5%
              GEP Trust                                    1,827                          0.0002%
                ARL*+                                  6,283,543                           77.84%
                EQK                                    4,984,917                           61.75%
             TCI AcqSub                                1,213,226                           15.03%
                                                      ----------                       ---------
               Totals                                  6,488,176                           80.37%
                                                      ==========                       =========

----------

         * 85,400 Shares are owned direct by ART; 4,984,917 are the same Shares owned by EQK; EQK is a wholly-owned subsidiary of ART which in turn is a wholly-owned subsidiary of ARL; ARL is the indirect parent of EQK. ARL does not hold direct ownership of any Shares.

         + Same Shares owned by TCI AcqSub which is a wholly-owned subsidiary of ARL.

         Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act"), each of the directors of ARL, ART and EQK may be deemed to beneficially own the number of Shares owned by EQK described above; and each of the directors of ARL and TCI AcqSub may be deemed to beneficially own the number of Shares owned by TCI AcqSub described above; each of the directors of BCM may be deemed to beneficially own the Shares held directly by BCM. Those individuals and the number of Shares deemed beneficially owned pursuant to Rule 13d-3, and the approximate percent of the class, as well as the relationship, are set forth in the following table:

Name of Director or                                                     No. of Shares                    % of
 General Partner                             Entity                  Beneficially Owned                  Class
-------------------                  ------------------------        ------------------                --------
Ted P. Stokley                                 ARL                        6,283,543*+                   77.84%
Earl D. Cecil                                  ARL                        6,283,543*+                   77.84%
Martin L. White                                ARL                        6,283,543*+                   77.84%
Henry A. Butler                                ARL                        6,283,543*+                   77.84%
Ryan T. Phillips(1)                     BCM and GEP Trust                   204,633++                    2.53%
Mickey Ned Phillips                            BCM                          202,806                      2.51%

Name of Director or                                                     No. of Shares                    % of
 General Partner                             Entity                  Beneficially Owned                 Class
-------------------                  ------------------------        ------------------                --------

Donald W. Phillips                          GEP Trust                         1,827                     0.0002%
Robert A. Waldman                    ART, EQK and TCI AcqSub              6,283,543*+                    77.84%
Ronald E. Kimbrough                  ART, EQK and TCI AcqSub              6,283,543*+                    77.84%
                                                                        -----------                     ------

         Total Units beneficially  owned by Reporting                     6,488,176                      80.37%
         Persons and individuals listed above:                          ===========                     ======

----------

(1)      Also beneficiary of the GEP Trust.

         (b) Each of the directors of EQK share voting and dispositive power over the 4,984,917 Shares held by EQK. Each of the directors of TCI AcqSub share voting and dispositive power over the 1,213,226 Shares held by TCI AcqSub. Each of the directors of ART have shared voting and dispositive power over the 85,400 Shares held directly by ART. The directors of BCM have shared voting and dispositive power over the 202,806 Shares held by BCM. The Trustee of the GEP Trust has the sole voting and dispositive power over the 1,827 Shares held by the GEP Trust.

         (c) During the 60 calendar days ended December 22, 2003, except for the transactions described below, the Reporting Persons and their executive officers, directors, partners and trustees, as the case may be, did not engage in any transaction in the Shares or any other equity interest derivative thereof. The following table sets forth the transactions in the Shares that have been effectuated during the sixty days ended December 19, 2003, all of which were purchases in open market transactions at the prices per Share and dates specified:

                                                                    NO. OF                     PURCHASE PRICE
      REPORTING PERSON              DATE OF SALE               SHARES PURCHASED                  PER SHARE
      ----------------              ------------               ----------------                --------------
             ART                      12/10/03                      81,400                         $16.00
             ART*                     12/16/03                         500                          15.61
             ART*                     12/16/03                         700                          15.50
             ART                      12/17/03                         400                          15.50
             ART                      12/19/03                         200                          15.80
             ART                      12/19/03                       1,000                          15.90
             ART                      12/22/03                         200                          16.04
             ART                      12/22/03                         800                          16.05
             ART                      12/22/03                         200                          16.03

         (d) No person other than the Reporting Persons or its respective Board of Directors, General Partners or Trustee is known to have the right to receive or the power to direct receipt of dividends from, or the


----------

*These two transactions were originally incorrectly reported as direct purchases by ARL instead of ART.

proceeds of sale of, the Shares held by each of the Reporting Persons, subject to the matters set forth in Item 6 below.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 of the Amended Statement is hereby further amended to read as follows:

         EQK pledged 2,751,798 Shares to Sunset Management, LLC ("Sunset") pursuant to a loan agreement with such lender. The 650,000 Shares and 270,507 Shares acquired by EQK from BCM are also pledged to Sunset. Sunset made a loan of $30,000,000 on September 17, 2001 to EQK, BCM, ART and ART Williamsburg, Inc., a Nevada corporation ("AWI") initially secured by 3,522,305 Shares of TCI Common Stock which was increased by 150,000 Shares to a total of 3,672,305 Shares on February 25, 2002. Such Shares are the subject of four pledge agreements and amendments pursuant to which Commonwealth Land Title Insurance Company ("Commonwealth") is the Pledge Holder of the securities. The loan was scheduled to mature on September 17, 2002, but Sunset orally agreed in September 2002 to extend the maturity date of the loan and accept substitute collateral for the Shares after a pay-down of $15,000,000, which was made by the borrowers. Sunset did not honor the agreement which resulted in litigation filed in Texas state court on October 3, 2002. On July 7, 2003, Sunset delivered to TCI a
Schedule 13D for an event on June 10, 2003, alleging that Sunset (i) holds the voting rights to 3,672,305 Shares (10 Shares owned and incorrectly 3,673,115 other shares [which should be no more than 3,672,305 Shares]) of TCI Common Stock (approximately 45%), (ii) intends to pursue legal remedies to remove and replace the TCI directors, and (iii) intends to foreclose upon the pledged Shares of TCI Common Stock. On September 10, 2003, the Texas State Court case was removed to bankruptcy court as an adversary proceeding in the case styled In
Re: ART Williamsburg, Inc. in the United States Bankruptcy Court for the Eastern District of Texas.

         The remaining 1,312,612 Shares owned directly by EQK may be deemed to be "collateral" for borrowings pursuant to margin or other account arrangements with bankers and brokerage firms relating to accounts of EQK. Such arrangements are standard arrangements involving margin securities of up to a specified percentage of market value of the Shares and bear interest at varying rates and contain only standard default and similar provisions, the operation of any of which should not give any other person immediate voting power or investment power over such securities. Such arrangements exist with the Shares and other securities held in such accounts, and it is impracticable at any given time to determine the amounts, if any, with respect to the Shares and interest costs under such arrangements may vary with applicable costs and account balances.

         The remaining 202,806 Shares owned by BCM may be deemed to be "collateral" for borrowings pursuant to margin or other account arrangements with bankers and brokerage firms relating to accounts of BCM.

Such arrangements are standard arrangements involving margin securities of up to a specified percentage of the market value of the Shares and bear interest at varying rates and contain only standard default and similar provisions, the operation of any of which should not give any other person immediate voting power or investment power over such securities. Such arrangements exist with the Shares and other securities held in such accounts, and it is impracticable at any given time to determine the amounts, if any, with respect to the Shares and interest costs under such arrangements vary with applicable costs and account balances.

         All 85,400 Shares owned by ART may be deemed to be "collateral" for borrowings pursuant to margin or other account arrangements with a brokerage firm relating to an account of ART. Such arrangements are standard arrangements involving margin securities of up to a specified percentage of the market value of the Shares and bear interest at varying rates and contain only standard default and similar provisions, the operation of any of which should not give any other person immediate voting power or investment power over such securities. Such arrangements exist with the Shares and other securities held in such account, and it is impracticable at any given time to determine the amount, if any, with respect to the Shares and interest cost under such arrangements vary with applicable costs and account balances.

         All 1,827 Shares owned by the GEP Trust may be deemed to be "collateral" for borrowings pursuant to margin or other account arrangements with a brokerage firm relating to an account of the GEP Trust. Such arrangements are standard arrangements involving margin securities of up to a specified percentage of the market value of the Shares and bear interest at varying rates and contain only standard default and similar provisions, the operation of any of which should not give any other person immediate voting power or investment power over such securities. Such arrangements exist with the Shares and other securities held in such account, and it is impracticable at any given time to determine the amount, if any, with respect to the Shares and interest cost under such arrangements vary with applicable costs and account balances.

         Except as set forth in the preceding paragraphs, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer including finder's fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss, or the giving or withholding of proxies.

                                   SIGNATURES

         After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 41 to Statement on Schedule 13D is true, complete and correct.

Dated: December 24, 2003.

AMERICAN REALTY TRUST, INC.              AMERICAN REALTY INVESTORS, INC.



By:   /s/ Ronald E. Kimbrough            By:   /s/ Ronald E. Kimbrough
      -----------------------------            -----------------------------
      Ronald E. Kimbrough                      Ronald E. Kimbrough
      Executive Vice President                 Executive Vice President



BASIC CAPITAL MANAGEMENT, INC.           TRANSCONTINENTAL REALTY
                                         ACQUISITION CORPORATION

By:   /s/ Ronald E. Kimbrough
      -----------------------------      By:   /s/ Ronald E. Kimbrough
      Ronald E. Kimbrough                      -----------------------------
      Executive Vice President                 Ronald E. Kimbrough
                                               President


EQK HOLDINGS, INC.                       THE GENE E. PHILLIPS CHILDREN'S
                                         TRUST

By:   /s/ Ronald E. Kimbrough
      -----------------------------      By:   /s/ Donald W. Phillips
      Ronald E. Kimbrough                      -----------------------------
      President and Treasurer                  Donald W. Phillips,
                                               Trustee